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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Macquarie Infrastructure Company Trust

(Name of Issuer)

Shares of Trust Stock

 (Title of Class of Securities)

55607X 10 8

 (Cusip Number)

Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000
August 31, 2006

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55607X 10 8

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Macquarie Infrastructure Management (USA) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,578,648
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,578,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,578,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.9%
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 55607X 10 8

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Macquarie Bank Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,124
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,124
	10.	SHARED DISPOSITIVE POWER: 2,578,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,597,772
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.9%
14.	TYPE OF REPORTING PERSON: CO

TABLE OF CONTENTS

Page

Item 1. Security and Issuer	1

Item 2. Identity and Background	1

Item 3. Source and Amount of Funds or Other Consideration	2

Item 4. Purpose of Transaction	2

Item 5. Interest in Securities of the Issuer	2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	2

Item 7. Material to Be Filed as Exhibits	2

Signatures

SCHEDULE I
SCHEDULE II
EXHIBIT A

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 to Schedule 13D, filed on April 25, 2005 Amendment No. 2 to Schedule 13D, filed on May 10, 2005, Amendment No. 3 to Schedule 13D, filed on June 16, 2005 and Amendment No. 4 to Schedule 13D, filed on June 29, 2006 (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 1.   Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the shares of Trust stock (the “Shares of Trust Stock”) of Macquarie Infrastructure Company Trust, a Delaware statutory trust (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.

Item 2.   Identity and Background.

This statement on Schedule 13D is being filed by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”). MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. This statement on Schedule 13D is also being filed by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”). MBL has its principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

The directors and executive officers of MIMUSA and the directors and executive officers of MBL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:

     (i) name;

     (ii) business address (or residence address where indicated);

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (iv) citizenship.

During the last five years, none of MIMUSA, MBL nor any person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

This statement on Schedule 13D is being filed as a result of MBL’s purchase on the open market of 19,124 Shares of Trust Stock, the purchase price being funded with MBL’s working capital.

Item 4.   Purpose of Transaction.

The purpose of the transaction is to hedge discretionary payments that MBL may make under its Director’s Profit Share Plan, pursuant to which retained profit share allocations of executive directors of MBL may be notionally invested in Shares of Trust Stock.

Item 5.   Interest in Securities of the Issuer.

MBL is the ultimate parent company of MIMUSA. Therefore, as of this date of this filing, MBL beneficially owns 2,597,772 Shares of Trust Stock, which represents 6.9% of the total number of Shares of Trust Stock outstanding. Of these Shares, it has sole voting and dispositive power over 19,124 Shares and shared dispositive power over the remaining shares that are owned by MIMUSA. As of this date of this filing, MIMUSA beneficially owns 2,578,648 Shares of Trust Stock, which represents 6.9% of the total number of Shares of Trust Stock outstanding. Of these Shares, it has sole voting power over 2,578,648 Shares and, as a result of its ultimate ownership by MBL as well as the previously disclosed pledge of 599,000 Shares, has shared dispositive power over 2,578,648 Shares of Trust Stock.

Neither MIMUSA nor MBL has effected any transaction in the Shares of Trust Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 4, 2007	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Peter Stokes
Name: Peter Stokes Title: President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

THE COMMON SEAL of Macquarie Bank Limited was hereunto affixed in accordance with its constitution: [SEAL]	/s/ Dennis Leong Secretary Dennis Leong Name of authorized person
/s/ Christine Elizabeth Williams Executive Director Christine Elizabeth Williams Name of authorized person

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation

Peter Stokes	Director, President and Chief Executive Officer	Chief Executive Officer of the Issuer

Shemara Wikramanayake	Director	Investment Banker

Alan Stephen Peet	Director and Vice President	Investment Banker

John B. Mullin (US Citizen)	Secretary and Treasurer	Financial Officer

SCHEDULE II

The name and present principal occupation of each of the executive officers (Executive Committee Members) and directors (Board Members) of MBL are set forth below. Unless otherwise noted, each of these persons is an Australia citizen and has as his/her business address No.1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation

Board Members	David S. Clarke	Investment Banker
	Mark R.G. Johnson	Investment Banker
	Allan E. Moss	Investment Banker

	John G. Allpass	Company Director
	Laurence G. Cox	Investment Banker
	Peter M. Kirby	Company Director
	Catherine B. Livingstone	Company Director
	H. Kevin McCann	Company Director
	John R. Niland	Company Director
	Helen M. Nugent	Company Director
Executive Committee Members[1]	W. Richard Sheppard	Investment Banker
	Andrew J. Downe	Investment Banker
	Nicholas R. Minogue	Investment Banker
	Nicholas W. Moore	Investment Banker
	William J. Moss	Investment Banker
	Peter J. Maher	Investment Banker
	J. Kimberley Burke	Investment Banker
	Gregory C. Ward	Chief Financial Officer
	Michael Carapiet	Investment Banker

1 Excludes Board Members who are also Executive Committee Members

EXHIBIT A

JOINT FILING AGREEMENT

Macquarie Bank Limited and Macquarie Infrastructure Management (USA) Inc. in compliance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Date: April 4, 2007

THE COMMON SEAL of Macquarie Bank Limited was hereunto affixed in accordance with its constitution: [SEAL]	/s/ Dennis Leong Secretary Dennis Leong Name of authorized person
/s/ Christine Elizabeth Williams Executive Director Christine Elizabeth Williams Name of authorized person

By Macquarie Infrastructure Management (USA) Inc.:	/s/ Peter Stokes Peter Stokes President and Chief Executive Officer